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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2  )*

                                DATA RACE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   237842109
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 15, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.  237842109

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Liviakis Financial Communications, Inc. 68-0311399
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
         (See Instructions)                                           (b)  [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO, WC
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or  (e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER


        NUMBER                2,424,253
          OF             -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 --
          BY             -------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                2,424,253
         WITH            -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              --
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,424,253
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES [X] (See Instructions)
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

CUSIP NO.   237842109

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         John M. Liviakis
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
         (See Instructions)                                           (b)  [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or  (e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

        NUMBER                61,400
          OF             -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 2,424,253
          BY             -------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                61,400
         WITH            -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              2,424,253
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,485,653
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES [X] (See Instructions)
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP NO.    237842109

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Renee A. Liviakis
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         --
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or  (e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER


        NUMBER                --
          OF             -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 2,424,253
          BY             -------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                --
         WITH            -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              2,424,253
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,424,253
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [X]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP NO.    237842109

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Robert B. Prag
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or  (e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER


        NUMBER                468,825
          OF             -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 2,424,253
          BY             -------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                468,825
         WITH            -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              2,424,253
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,893,078
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [X]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this Amended Statement relates is common stock, no par value (the "Common Stock"), issued by Data Race, Inc., a Texas corporation (the "Corporation"). The principal offices of the Corporation are located at 12400 Network Boulevard, San Antonio, Texas 78249.


2.      IDENTIFY AND BACKGROUND.

        This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and Robert B. Prag ("RBP").

        LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amendment No. 2 to Schedule 13D is being filed to report (i) 1,935,364 shares of Common Stock held by LFC on November 20, 1998, (ii) 488,889 shares of Common Stock which under certain circumstances LFC would have the right to acquire within sixty days of November 20, 1998 through the exercise of stock purchase warrants, (iii) 61,400 shares of Common Stock held by JML on November 20, 1998, and (iv) 468,825 shares of Common Stock held by RBP on November 20, 1998.

        1,406,475 and 468,825 shares of Common Stock were issued to LFC and RBP, respectively, by the Corporation pursuant to a Consulting Agreement dated effective as of

July 13, 1998 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Consulting Agreement was filed with the original Schedule 13D as Exhibit "A".

        From August 28, 1998 through September 1, 1998, LFC purchased 40,000 shares of Common Stock in the open market at an aggregate cost of $57,458. The source of funds for those purchases was LFC's working capital. On August 28, 1998, JML purchased 61,400 shares of Common Stock in the open market at an aggregate cost of $100,357. The source of funds for those purchases was JML's personal funds.

        On November 15, 1998, LFC entered into a Subscription Agreement (the "Subscription Agreement") with the Corporation under which LFC agreed to purchase a minimum of 488,889 units ("Units"), each consisting of one share of Common Stock and a warrant (a "Unit Warrant") expiring two years after issuance to purchase a share of Common Stock at an exercise price of $2.25 per share, at a price of $2.25 per Unit. The exercisability of the Unit Warrants is conditioned on the authorization of additional shares of Common Stock. LFC also agreed in the Subscription Agreement to purchase up to 488,889 additional Units in the event unrelated third parties failed to purchase such Units, but third parties have purchased at least 444,444 additional Units. On or about November 18, 1998, LFC purchased 488,889 Units from the Corporation. A copy of the Subscription Agreement is filed as Exhibit "D" to this Schedule 13D, as amended.


4.      PURPOSE OF TRANSACTION.

        An aggregate of 1,875,300 shares of Common Stock were issued to LFC and RBP pursuant to the Consulting Agreement in consideration for consulting services to be performed by LFC for the Corporation. An aggregate of 590,289 shares of Common Stock and 488,889 Unit Warrants were purchased by LFC and JML for investment purposes.

        LFC, JML and RBP have acquired and intend to hold the shares of Common Stock so acquired for investment purposes. LFC, JML, RAL and RBP may acquire additional shares of Common Stock and other securities issued by the Corporation for investment purposes from time to time, although they do not have any present plans to do so, except to the extent LFC is required to purchase additional Units pursuant to the Subscription Agreement.

        LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.



5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 1,935,364 shares of Common Stock owned by LFC and would expect to have the sole power to direct the vote or disposition of any of the 488,889 shares of Common Stock it might acquire through the exercise of the Unit Warrants. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML, RBP and RAL.

        JML has the sole power to direct the vote or disposition of the 61,400 shares of Common Stock owned by JML. RAL has a community property interest in such shares.

        RBP has the sole power to direct the vote or disposition of the 468,825 shares of Common Stock owned by RBP.

        LFC disclaims any beneficial interest in any shares of Common Stock owned by JML or RBP. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC and JML, other than such beneficial interest in shares owned by LFC as arises out of RBP's service as an officer and director of LFC. JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP.

        The 1,935,364 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 11.7% of that class of securities. The 488,889 shares of Common Stock that LFC could acquire through the exercise of the Unit Warrants, and as to which LFC would expect to have the sole power to direct the vote or disposition, represent approximately 2.8% of that class of securities. The aggregate of 2,424,253 shares of Common Stock that LFC owns or has the right to acquire through exercise of the Unit Warrants represents approximately 14.1% of that class of securities. The 61,400 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.4% of that class of securities. The 468,825 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 2.8% of that class of securities. The 2,485,653 shares of Common Stock that LFC and JML in the aggregate own or have the right to acquire through exercise of Unit Warrants, and as to which either LFC or JML has or would expect to have the sole power to direct the vote or disposition, represent approximately 14.4% of that class of securities. The 2,893,078 shares of Common Stock that LFC and RBP in the aggregate own or have the right to acquire through exercise of Unit Warrants, and as to which either LFC or RBP has or would expect to have the sole power to direct the vote or disposition, represent approximately 16.8% of that class of securities. The 2,954,478 shares of Common Stock that LFC, JML and RBP in the aggregate own or have the right to acquire through exercise of Unit Warrants, and as to which LFC, JML or RBP has or would expect to have the sole power to direct the vote or disposition, represent approximately 17.2% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 16,514,113 shares of Common Stock which the Corporation advised LFC were outstanding on November 20, 1998.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than LFC's purchase of Units pursuant to the Subscription Agreement.



6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from July 13, 1998 through March 15, 1999. In the Consulting Agreement, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. The Subscription Agreement also grants LFC certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. In the Subscription Agreement, LFC agrees to enter into an agreement under which it will be prohibited from selling prior to January 1, 2000 any shares of Common Stock acquired pursuant to the Consulting Agreement, the Subscription Agreement or the Unit Warrants.

        Except for the Consulting Agreement and Subscription Agreement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.



7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective July 13, 1998, by and between the Corporation and LFC.

        Exhibit B - Agreement of LFC and RBP pursuant to Rule 13d-1(f).

        Exhibit C - Agreement among LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

        Exhibit D - Subscription Agreement between LFC and the Corporation executed November 15, 1998.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1998                    LIVIAKIS FINANCIAL COMMUNICATIONS,
                                            INC.


                                            By  /s/John M. Liviakis
                                               ---------------------------------
                                                John M. Liviakis, President


                                                /s/John M. Liviakis
                                            ------------------------------------
                                                John M. Liviakis


                                                /s/Renee A. Liviakis
                                            ------------------------------------
                                                Renee A. Liviakis


                                                /s/Robert B. Prag
                                            ------------------------------------
                                                Robert B. Prag

                                    EXHIBIT D

                                 DATA RACE, INC

                             SUBSCRIPTION AGREEMENT


CONFIDENTIAL

DATA RACE, Inc.
12400 Network Boulevard
San Antonio, Texas 78249
ATTN: President

        1. SUBSCRIPTION. Liviakis Financial Communications, Inc. ("LFC") hereby agrees to purchase 977,778 shares (the "Shares") of common stock, no par value ("Common Stock"), of DATA RACE, Inc., a Texas corporation (the "Company"), and 977,778 common stock purchase warrants (the "Warrants") to purchase an aggregate of 977,778 shares of Common Stock (the "Warrant Shares"), on the terms and conditions described herein. The purchase price for one Share and one Warrant is $2.25. LFC agrees to purchase at least $1,100,000 of Shares and Warrants on November 16, 1998, and agrees to purchase $1,100,000 of additional Shares and Warrants on or before November 20, 1998. The date of any respective purchase is referred to herein as the closing date.

        2. ADDITIONAL PURCHASES. The Company acknowledges that LFC has identified up to four other investors interested in participating in the purchase of the purchase of the Shares and Warrants. The Company agrees that, subject to the limitations described herein, LFC may assign its right to purchase up to $1,100,000 of Shares and Warrants to up to four other investors, provided that each such other investor (i) is an "accredited investor" within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), (ii) executes and delivers to the Company a subscription agreement substantially in the same form as this Subscription Agreement, and (iii) delivers to the Company the aggregate purchase price for the Shares and Warrants purchased by such other investor. Notwithstanding LFC's right to permit other investors to participate in the purchase of the Shares and Warrants, LFC hereby irrevocably commits to purchase on or before November 20, 1998, the additional $1,100,000 of Shares and Warrants to the extent not purchased by such other investors as provided herein.

        3.     ADDITIONAL TERMS OF PURCHASE.

        (a) Except as provided herein, each Warrant shall entitle the holder to purchase one Warrant Share at an exercise price of $2.25 per share, at any time on or before the second anniversary of the closing date. Notwithstanding the foregoing, the Warrants may be exercised only if the Company obtains shareholder approval to increase its authorized shares of Common Stock (in the manner described in the Company's recent proxy statement), failing which approval the Warrants shall not be exercisable. Subject to the specific terms described herein, the Warrants shall be evidenced by a Warrant Agreement in form similar to that delivered to the purchasers in the Company's July 24, 1998 private placement, except that the Warrant Agreement shall contain customary anti-dilution provisions for stock splits, reverse stock splits and stock dividends and shall contain a net cashless exercise provision permitting the holder to pay the exercise price using shares of Common Stock otherwise issuable upon exercise of the Warrants evidenced by the Warrant Agreement.

        (b) The Company agrees to uses[sic] its best efforts to register the Shares and the Warrant Shares for resale under the Securities Act by the holders thereof on or before the first anniversary of the closing date. If the Company files a Form S-3 registration statement under the Securities Act covering the resale of other shares of Common Stock of the Company on or after the date of the increase in the Company's authorized shares, then the Company shall include in such registration statement the Shares and the Warrant Shares for resale by the holders thereof.

        (c) LFC agrees to enter into a "lock-up agreement" pursuant to which LFC will be prohibited from selling any Shares or Warrant Shares prior to January 1, 2000. Any other investor purchasing Shares and Warrants shall enter into a "lock-up agreement" pursuant to which such investor will be prohibited from selling any Shares or Warrant Shares prior to the first anniversary of the closing date.

        (d) LFC agrees to enter into an agreement with the Company extending its consulting agreement with the Company to January 1, 2000, in consideration for the Company's issuance of 200,000 shares of Common Stock (such issuance being subject to the increase in the Company's authorized shares). LFC agrees that the lock-up on its original consulting agreement shares and the additional consulting compensation shares shall be extended to January 1, 2000.

        4. CERTAIN INVESTMENT RISKS. LFC acknowledges that an investment in the Company involves a high degree of risk which may result in the loss of the entire amount of its investment. LFC acknowledges that there are numerous risks associated with an investment in the Company, including, but not limited to, those set forth in the Company's filings with the Securities and Exchange Commission during the last 12 months (the "SEC Filings"). LFC acknowledges that LFC has had full opportunity to review the Company's SEC Filings, including, but not limited to, the Company's 10-K filed September 28, 1998, the Company's definitive proxy statement filed October 14, 1998 and the Company's Form S-3 Registration Statement filed November 6, 1998, and LFC has reviewed the Company's quarterly earnings release for September 30, 1998. Without limiting the foregoing, LFC acknowledges that the Company is not currently in compliance with the Nasdaq National Market net tangible assets requirement and LFC acknowledges receipt of a copy of Nasdaq's letter to the Company, dated November 4, 1998, notifying the

Company of such non-compliance. LFC further acknowledges that the issuance of the Shares hereunder will require substantially all remaining authorized, but unissued shares of Common Stock, and there can be no assurance that the Company will receive requisite shareholder approval to increase its authorized shares.

        5. INVESTOR REPRESENTATIONS AND WARRANTIES. LFC represents and warrants to the Company that:

        (a) The undersigned is an "accredited investor" within the meaning of Regulation D promulgated pursuant to the Securities Act (insofar as LFC is a Company, not formed for the specific purpose of requiring the securities offered, with total assets in excess of $5,000,000). The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of a investment in the Company. The undersigned has made other investments and, by reason of its business and financial experience, and skill in investments of this nature. The undersigned has carefully evaluated its financial resources and investment position, and the risks associated with this investment and acknowledges that it is able to bear the economic risks of this investment. The undersigned represents and warrants that the investment being made does not exceed 20% of its net worth.

        (b) All documents, records and books pertaining to the undersigned's proposed investment, which have been requested, have been made available to undersigned and its advisors. The undersigned has had an opportunity to ask questions of and receive satisfactory answers from the Company concerning the Company and its business and the terms and conditions of an investment in the Company, and all such questions have been answered to the undersigned's full satisfaction.

        (c) The undersigned is not acting on the basis of any promotional sales materials, or representations and warranties by any person or contained in any document, except for this document and the SEC Filings and any other documents or information furnished by the Company upon request by the undersigned. The undersigned has had full opportunity to be represented by its own legal and tax counsel.

        (d) The securities for which the undersigned is subscribing will be acquired for its own account for investment purposes only and not with a view to, or for resale in connection with, any distribution of securities within the meaning of the Securities Act, and the undersigned does not now have any reason to anticipate any change in circumstances or other particular occasion or event which would cause the undersigned to sell or transfer such securities.

        (e) The address and Social Security number (or, if a Company, partnership or other form of business, the federal employer identification number) set forth herein are true and correct. The undersigned is presently a bona fide resident of the state set forth on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. If a Company, partnership, trust or other form of business, the undersigned represents and warrants that its principal place of business is within such state. The securities subscribed for have been offered and will be purchased in such state.

        (f) The undersigned understands that the undersigned must bear the economic risk of an investment in the Shares and Warrant Shares for an indefinite period of time because neither the Shares nor the Warrant Shares have been registered under any securities laws and therefore cannot be sold without registration under applicable securities laws or an exemption from such registration is available.

        (g) The execution and delivery of this Subscription Agreement and the purchase of the securities of the Company hereunder is within the undersigned's power and authority, and have been duly authorized by all necessary action. Assuming due execution and delivery by the Company, this Subscription Agreement constitutes a valid and binding obligation, enforceable against the undersigned.

        (h) The information provided to the Company herein is true and correct in all respects as of the date hereof. The undersigned agrees to notify the Company immediately if any of the statements made herein shall become untrue.

        6. RESTRICTIONS ON TRANSFER. The undersigned understands that it must bear the economic risk of the purchase of the Shares and Warrant Shares for an indefinite period of time, because (a) the securities have not been registered under the Securities Act or applicable state securities laws; (b) the Shares and Warrant Shares may therefore not be sold, transferred, pledged or otherwise disposed of unless the shares are subsequently so registered or, in the opinion of counsel for or satisfactory to the Company, registration under the Securities Act or any applicable state securities laws is not required; and (c) the Company is under no obligation to perfect any exemption for resale of the Common Stock. The Shares, the Warrants and the Warrant Shares will bear appropriate legends setting forth such restrictions on transfer.

        7. GENERAL. This Agreement sets forth the entire understanding between the parties hereto concerning the subject matter contained herein. Provisions of this Agreement may be amended or waived only by written instrument executed by the party against whom enforcement is sought. This Agreement shall be binding upon the parties and the respective successors and assigns. The parties agree to execute such additional documents and take such additional actions as may be reasonably necessary to give effect to the purposes and intent of this Agreement. This Agreement may be executed in one or more counterparts, any of which shall be deemed to be an original, all of which taken together shall constitute one and the same instrument. In the event any provision of this Agreement is held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions shall not be affected thereby. This

Agreement shall be governed by the laws of the State of Texas without regard to conflicts of law rules.

THE SECURITIES SUBSCRIBED FOR HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ABSENT SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

THIS SIGNATURE PAGE SHOULD BE DULY EXECUTED BY THE PURCHASER AND
THE ENTIRE EXECUTED SUBSCRIPTION AGREEMENT SHOULD BE DELIVERED TO
DATA RACE, INC., ATTN: PRESIDENT, AT 12400 NETWORK BOULEVARD, SAN
ANTONIO, TEXAS 78216.


        The undersigned hereby irrevocably subscribes for 977,778 Shares and 977,778 Warrants (as defined in the Subscription Agreement), at an aggregate price of $2,200,000.

        The undersigned represents that the undersigned has read the above Subscription Agreement and the representations therein made by me are true and correct.

        IN WITNESS WHEREOF, this Subscription Agreement has been executed by the undersigned as of November 15, 1998.

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By:           /s/John Liviakis
                                       -----------------------------------------
                                    Name:          John Liviakis
                                         ---------------------------------------
                                    Title:             President
                                          --------------------------------------

                                    Address:
                                             2420 K St.
                                    --------------------------------------------
                                             Sac., CA  95816
                                    --------------------------------------------

                                    --------------------------------------------

                                    SSN or EIN:   ###-##-#### [sic]
                                               ---------------------------------

SUBSCRIPTION ACCEPTED:

DATA RACE, INC.

By: /s/ W.B. Barker
   -------------------------------
    Dr. W.B. Barker, President and
    Chief Executive Officer


Date: 15 November 1998
     -----------------------------